October 3, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Tonya K. Aldave

Re:	ADC Therapeutics SA Registration Statement on Form F-1 Registration No. 333-233659

Dear Ms. Aldave,

Reference is made to our letter, filed as correspondence via EDGAR on September 30, 2019, in which we requested the acceleration of the effective date of the above-referenced registration statement for Wednesday, October 2, 2019, at 3:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such registration statement be declared effective at this time and we hereby formally withdraw our request for acceleration.

[Signature Page Follows]

Sincerely,

ADC Therapeutics SA

By:	/s/ Dominique Graz
	Name:	Dominique Graz
	Title:	General Counsel